Exhibit 99.4

        ESCHELON OPERATING COMPANY

Offer for any and all Outstanding
8 3/8% Senior Second Secured Notes due 2010
IN EXCHANGE FOR
Registered 8 3/8% Senior Second Secured Notes due 2010

To Our Clients:

        Enclosed for your consideration is a Prospectus, dated [    •    ], 2005 (the "Prospectus"), and the enclosed Letter of Transmittal (the "Letter of Transmittal"), relating to the offer (the "Exchange Offer") of Eschelon Operating Company (the "Company") to exchange its 8 3/8% Senior Second Secured Notes due 2010, which have been registered under the Securities Act of 1933, as amended, for its outstanding 8 3/8% Senior Second Secured Notes due 2010 (the "Old Notes"), upon the terms and subject to the conditions described in the Prospectus. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated as of November 19, 2004 among the Company, the guarantors referred to therein and the initial purchasers referred to therein.

        This material is being forwarded to you as the beneficial owner of the Old Notes carried by us in your account but not registered in your name. A tender of such Old Notes may only be made by us as the holder of record and pursuant to your instructions.

        Accordingly, we request instructions as to whether you wish us to tender on your behalf the Old Notes held by us for your account, pursuant to the terms and conditions set forth in the enclosed Prospectus and Letter of Transmittal.

        Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Old Notes on your behalf in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 5:00 P.M., New York City time, on [    •    ], 2005 (the "Expiration Date") unless extended by the Company. Any Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before 5:00 P.M., New York City time, on the Expiration Date.

        Your attention is directed to the following:

          1.     The Exchange Offer is for any and all Old Notes.

          2.     The Exchange Offer is subject to certain conditions set forth in the Prospectus in the section captioned "The Exchange Offer —Conditions to the Exchange Offer."

          3.     The Exchange Offer expires at 5:00 P.M., New York City time, on the Expiration Date, unless extended by the Company.

        If you wish to tender your Old Notes, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. The Letter of Transmittal is furnished to you for information only and may not be used directly by you to tender Old Notes.